Exhibit (8)(m)



                           PILGRIM BAXTER & ASSOCIATES
                               Investment Counsel

                                                            May 1, 1997

Annuity Investors Life Insurance Company
250 East Fifth Street
Cincinnati, OH 452O2

Ladies and Gentlemen:

        The purpose of this letter is to confirm certain financial arrangements between Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter"), the investment adviser to the PBHG Insurance Series Fund, Inc. (the "Fund") and Annuity Investors Life Insurance Company ("Annuity Investors") in connection with Annuity Investors' purchase of shares of certain series of the Fund (the "Series") on behalf of certain of its separate accounts (the "Separate Accounts") to fund variable life and annuity contracts issued by Annuity Investors.

        In recognition of Annuity Investors providing to the Fund the services described in that certain Fund Participation Agreement among Annuity Investors, the Fund and Pilgrim Baxter, dated May 1, 1997 (the "Agreement"), Pilgrim Baxter shall pay to Annuity Investors an administrative service fee equal to, on an annualized basis, 0.15% on the first $25,000,000 of the average daily net assets of the Separate Accounts invested in shares of the Series of the Fund specified in Appendix B to the Agreement; 0.20% on the next $25,000,000 of average daily net assets of the Separate Accounts invested in shares of the Series of the Fund; and 0.25% on average daily net assets of the Separate Accounts invested in shares of the Series of the Fund in excess of $50,000,000. Such fee shall be paid quarterly (on a calendar year basis) in arrears.

        In the event that the fees payable to Annuity Investors hereunder, based upon an opinion of counsel reasonably acceptable to the Fund, Pilgrim Baxter and Annuity Investors, are or may be in contravention or violation of any law, rule, regulation, court decision or order, or out-of-court settlement of actual or threatened litigation or enforcement position of any regulatory body having jurisdiction over the Fund or Pilgrim Baxter (taken together, "Change in Law"), the fees shall be adjusted to conform to such Change in Law on terms and conditions deemed fair and equitable by Pilgrim Baxter and the Fund.


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        Either party may  terminate  this  agreement,  without  penalty,  on six months written notice to the other party, and this agreement shall terminate automatically upon termination of the Agreement; except that the fees payable hereunder shall continue as long as any Separate Account is invested in a Series.

          1255 Drummers Lane, Suite 300, Wayne, Pennsylvania 19087-1590
                 Phone (610) 341-9000 . Facsimile (610) 687-1890

        Please confirm your understanding of this arrangement by having the enclosed duplicate copy of this letter executed by an appropriate authorized officer of Annuity Investors and returned to Pilgrim Baxter, at 1255 Drummers Lane, Suite 300, Wayne, PA 19087, Attention:
John M. Zerr, Esquire.

                                             Very truly yours,

                                             PILGRIM BAXTER & ASSOCIATES, LTD.

                                             By:  /s/ Eric C. Schneider
                                             Name:  Eric C. Schneider
                                             Title:  Chief Financial Officer


Accepted and Agreed To:

ANNUITY INVESTORS LIFE
  INSURANCE COMPANY


By:  /s/ Mark F. Muething
Name:  Mark F. Muething
Title:  Senior Vice President